SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Alto Palermo S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Convertible Notes in a principal amount of U$S 50,000,000, due 2006, which are not registered securities.

ALTO PALERMO S.A. (APSA) Convertible Notes in a principal amount of U$S 50,000,000 due 2006

Alto Palermo S.A. (APSA) (the “Company”) informs that on July 21, 2003, will start the payment to the holders of the second installment of interests related to the Notes issued on July 19, 2002.

Payment Agent: Caja de Valores S.A. (25 de Mayo Street 362).

Payment date: July 21, 2003

Payment hours: From 10 am to 3 pm

Number of installment: Second installment of interests

Period comprised by the payment: January 15, 2003/ July 19, 2003

Concept being paid: Interests

Payment currency: Argentine Pesos (at the exchange rate published by Banco de la Nación Argentina)

Annual Nominal Interest: 10%

Interest being paid: 5.068493%

Amount of interests being paid: The amount of Argentine Pesos equivalent to U$S 2,526,061.77

Total Residual Nominal Value: U$S 49,838,516 equivalent to 99.677032% of the original value.

Total Residual Technical Value: U$S 49,838,516 equivalent to 99.677032% of the original value.

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 3 days prior to the payment date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name: Saúl Zang
Title: Director

Dated: July 21, 2003